                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                        Santa Fe Financial Corporation
                     ------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                                  802014 100
                                --------------
                                (CUSIP Number)

                              Andrea Biller, Esq.
                       Gray Cary Ware & Freidenrich LLP
                       4365 Executive Drive, Suite 1600
                           San Diego, CA 92121-2189
                                (858) 677-1408
                                --------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 13, 2001
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                [_]

Check the following box if a fee is being paid with this statement.

                [_]

                                                    Index of Schedules
                                                    located on Page 8

---------------------
CUSIP No. 802014100                                         Page 2 of 11 Pages
---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Guinness Peat Group plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             89,858
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          89,858
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      89,858
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP No. 802014100                                         Page 3 of 11 Pages
---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Allied Mutual Insurance Services Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             89,858
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          89,858
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      89,858
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------
  CUSIP No. 802014 100                                        Page 4 of 11 Pages
-------------------------

     Item 1.   Security and Issuer
               -------------------

          This Amendment No. 6 to Schedule 13D updates the record concerning the investment of Guinness Peat Group plc ("GPG"), through its wholly owned subsidiary Allied Mutual Insurance Services Limited ("AMI"), with respect to the shares of the Common Stock of Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe") which GPC owns (the "Shares"). The principal executive offices of Santa Fe are located at 820 Moraga Drive, Los Angeles, CA 90049.

     Item 2.   Identity and Background
               -----------------------

          This Statement is filed on behalf of GPG and AMI (collectively, the "Reporting Persons").

          AMI is an English limited company. AMI's business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU, England. AMI is a wholly owned subsidiary of GPG which holds a diversified range of strategic interests in a number of businesses on behalf of GPG and GPG subsidiaries.

          GPG is an investment holding company with a diversified range of strategic interests in a number of businesses. A majority of its funds are invested in the United Kingdom, Australia and New Zealand. GPG's shares are publicly held and are traded on the London, Australian and New Zealand Stock Exchanges. GPG's business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU, England.

          The citizenship, address and principal occupation of each of the executive officers and directors of AMI and GPG are set forth on Schedules A and B, respectively, attached hereto and incorporated herein by reference.

          During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the officers or directors of AMI or GPG, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither any of the reporting Persons nor, to the best knowledge of the Reporting Persons, the officers or directors of AMI or GPG, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

          As of January 4, 1995, GPG owned 26,429 shares of Common Stock in a private purchase for $673,939.50 in aggregate consideration, from working capital.

          As of January 4, 1995, AMI owned 15,000 shares of Common Stock in open market purchases for $264,822.65 in aggregate consideration, from working capital.

          Beginning on December 11, 2000 through June 13, 2001, AMI made a series of open market purchases of Common Stock totaling 7,000 shares for an aggregate consideration of $76,303.96, from working capital.

     Item 4.   Purpose of Transaction.
               -----------------------

          The Reporting Persons have recently concluded the litigation GPG v. Santa Fe et al., San Diego Superior Court Case No. 685760. The case involved a derivative action challenge against the sale of shares to investor The InterGroup, Inc. The conclusion of the litigation did not affect the Reporting Persons' investment in Santa Fe, which continues to be evaluated in light of various factors including, but not limited to, Santa Fe's business prospects and financial condition and other developments, the market for the stock, as well as other opportunities for the Reporting Persons to acquire or dispose of Common Stock. The purchases of Common Stock between December, 2000 and June, 2001 were based on the Reporting Persons' ongoing evaluation of Santa Fe and were

-------------------------
  CUSIP No. 802014 100                                        Page 5 of 11 Pages
-------------------------

     acquired for investment purposes only, subject to a continued evaluation of the Company. The Reporting Persons may make additional purchases of Common Stock or may conclude to sell some or all of their share holdings, although the sale of any shares is not currently planned.

          Except as described above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any of the following:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Santa Fe or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of Santa Fe or any of its subsidiaries;

          (c) Any change in the present board of directors or management of Santa Fe, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in Santa Fe's business or corporate structure;

          (f) Changes in Santa Fe's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Santa Fe by any person;

          (g) Causing a class of securities of Santa Fe to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of Santa Fe becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (i)  Any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer.
               -------------------------------------

          (a) As of June 13, 2001, GPG, directly and through AMI, was the beneficial owner of an aggregate of 89,858 shares of Common Stock, constituting approximately 7.04% of the issued and outstanding shares of the Common Stock of Santa Fe, based upon the most recently available filing by Santa Fe with the Securities and Exchange Commission.

          (b) Neither of GPG and AMI, respectively, have sole power to vote or to direct the vote and to dispose or to direct the disposition of any shares of Common Stock. GPG and AMI have shared power to vote or to direct the vote and to dispose or to direct the disposition of 89,858 shares of Common Stock owned beneficially and of record by GPG and through AMI.

          (c) The following transactions in the Common Stock were effected by the Reporting Persons within the 60 days prior to June 13, 2001:


                                    Number of    Price
               Name           Date    Shares   Per Share          Nature
               ----           ----  ---------  ---------          ------

          Wedbush Morgan    4/26/01   2,600      $10.50    Open market purchase
            Securities

          Wedbush Morgan    5/09/01     200      $11.00    Open market purchase

                                 SCHEDULE 13D

-------------------------
  CUSIP No. 802014 100                                        Page 6 of 11 Pages
-------------------------

          Wedbush Morgan     6/11/01    300     $11.00    Open market purchase

          Wedbush Morgan     6/13/01    200     $11.00    Open market purchase


          (d) No person other than GPG has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by GPG and through AMI or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

          (e)  Not applicable.


     Item 6.   Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of Santa Fe.
               ---------------------------------

          Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of Santa Fe, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to Be Filed as Exhibits.
               --------------------------------

          None

                                 SCHEDULE 13D

--------------------
CUSIP No. 802014 100                                          Page 7 of 11 Pages
--------------------


                                   SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2001                     GUINNESS PEAT GROUP PLC

                                        By:     /s/ J. R. Russell
                                                ----------------------------
                                        Name:       J. R. Russell
                                                ----------------------------
                                        Title:      Company Secretary
                                                ----------------------------



                                        ALLIED MUTUAL INSURANCE
                                        SERVICES LIMITED



                                        By:     /s/ A. M. Butcher
                                                ----------------------------
                                        Name:       A. M. Butcher
                                                ----------------------------
                                        Title:      Investment Manager
                                                ----------------------------

                                 SCHEDULE 13D

--------------------
CUSIP No. 802014 100                                          Page 8 of 11 Pages
--------------------

                               INDEX OF SCHEDULES
                               ------------------


                     Schedule                         Page
                     --------                         ----

                       A                               9

                       B                              11

                                 SCHEDULE 13D

--------------------
CUSIP No. 802014 100                                          Page 9 of 11 Pages
--------------------

                                  SCHEDULE A
                             TO AMENDMENT NUMBER 6
                             TO SCHEDULE 13D FILED
                                      BY
                            GUINNESS PEAT GROUP PLC
                                      AND
                   ALLIED MUTUAL INSURANCE SERVICES LIMITED

         The following table sets forth certain information concerning each of the directors and executive officers of Guinness Peat Group plc ("GPG") as of the date hereof.

         Name:                            Trevor J.N. Beyer
                                          -----------------
                                          (Director)

         Citizenship:                     New Zealand

         Business Address:                Second Floor
                                          21-26 Garlick Hill
                                          London EC4V 2AU England

         Principal Occupation:            Director of GPG.


         Name:                            Sir Ron Brierley
                                          ----------------
                                          (Director and Chairman of the Board)

         Citizenship:                     New Zealand

         Business Address:                Second Floor
                                          21-26 Garlick Hill
                                          London EC4V 2AU England

         Principal Occupation:            Director and Chairman of the Board of
                                          GPG.

         Name:                            Blake A. Nixon
                                          --------------
                                          (Executive Director)

         Citizenship:                     New Zealand

         Business Address:                Second Floor
                                          21-26 Garlick Hill
                                          London EC4V 2AU England

         Principal Occupation:            Executive Director of GPG

                                 SCHEDULE 13D

--------------------
CUSIP No. 802014 100                                         Page 10 of 11 Pages
--------------------

         Name:                            Richard Russell
                                          ---------------
                                          (Secretary)

         Citizenship:                     Great Britain

         Business Address:                Second Floor
                                          21-26 Garlick Hill
                                          London EC4V 2AU England

         Principal Occupation:            Secretary of GPG.

         Name:                            Dr. Gary H. Weiss
                                          -----------------
                                          (Executive Director)

         Citizenship:                     New Zealand

         Business Address:                Level 24
                                          2 Market Street
                                          Sydney NSW 2000
                                          Australia

         Principal Occupation:            Executive Director of GPG.

                                 SCHEDULE 13D

--------------------
CUSIP No. 802014 100                                         Page 11 of 11 Pages
--------------------

                                   SCHEDULE B
                              TO AMENDMENT NUMBER 6
                              TO SCHEDULE 13D FILED
                                       BY
                             GUINNESS PEAT GROUP PLC
                                       AND
                    ALLIED MUTUAL INSURANCE SERVICES LIMITED


                  The following table sets forth certain information concerning each of the directors and executive officers of Allied Mutual Insurance Services Limited ("AMI") as of the date hereof.


                  Name:                          Alexander Mark Butcher
                                                 ----------------------
                                                 (Director)

                  Citizenship:                   Great Britain

                  Business Address:              Second Floor
                                                 21-26 Garlick Hill
                                                 London EC4V 2AU England

                  Principal Occupation:          Investment Manager of GPG.

                  Name:                          Clinton John Raymond Gleave
                                                 ---------------------------
                                                 (Director and Secretary)

                  Citizenship:                   Great Britain

                  Business Address:              Second Floor
                                                 21-26 Garlick Hill
                                                 London EC4V 2AU England

                  Principal Occupation:          Group Accountant of GPG.